# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of  August 2006

Commission File Number _____0-16174_____

## TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

### 5 Basel Street, P.O. Box 3190
### Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                    No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com

_____

                              Contact:        Dan Suesskind
                                              Chief Financial Officer
                                              Teva Pharmaceutical Industries Ltd.
                                              (011) 972-2-589-2840
                                      George Barrett
                                              President and CEO
                                              Teva North America
**FOR IMMEDIATE RELEASE**                     (215) 591-3030
                                      Liraz Kalif / Kevin Mannix
                                              Investor Relations
                                              (011) 972-3-926-7554 / (215) 591-8912

## TEVA ANNOUNCES HEALTH CANADA APPROVES AZILECT® (RASAGILINE) FOR PARKINSON'S DISEASE

*Approved in Canada as Monotherapy in Early PD and as an Adjunct to Levodopa in Moderate-to-Advanced Disease*

Jerusalem, Israel, August 21, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that AZILECT® (rasagiline tablets), the first once daily oral treatment for Parkinson's disease (PD) has just been approved by Health Canada. The drug is approved for use as initial monotherapy in early Parkinson's disease and as adjunct therapy to levodopa in moderate to advanced disease. AZILECT® is expected to become available in Canada this September.

Approval for AZILECT® was based on data from three large, multicenter, multinational, double-blind, randomized, placebo-controlled clinical studies. These studies in over 1,500 patients demonstrated that AZILECT® given once daily was effective, and well-tolerated, given as initial monotherapy in the early stages of Parkinson's disease or when added to levodopa and other therapies in more advanced stages of the disease.

"This is a key milestone for our company, but, more importantly, a significant new treatment option for the more than 100,000 Parkinson's disease patients and their families in Canada," said Jon Congleton, General Manager of Teva Neuroscience Canada. "The approval of AZILECT® is another demonstration of Teva's continuing commitment to helping people cope with neurological diseases."

The development of AZILECT® is part of a long-term alliance for co-development in Parkinson's disease and European marketing between Teva and H. Lundbeck A/S.
To date, AZILECT®, has been made available in 19 countries most recently the United States in July.

## About AZILECT®

AZILECT® is indicated for the signs and symptoms of Parkinson's disease as monotherapy and as adjunct therapy to levodopa.

Patients should not take AZILECT® if they have moderate to severe liver disease, have a tumor of the adrenal gland or plan to undergo elective surgery requiring general anesthesia. Also, patients should not use AZILECT® if they are taking any of the following medications: antidepressants; sympathomimetic amines including amphetamines, cold medications, and weight-reducing products that contain pseudoephedrine, phenylephrine and ephedrine; cyclobenzaprine; Demerol; dextromethorphan; MAO inhibitors; pain medications and St. John's wort.

Side effects seen with AZILECT®  alone are joint pain, indigestion; and when taken with levodopa are uncontrolled movements (dyskinesias), accidental injury, weight loss, low blood pressure when standing, vomiting, joint pain, abdominal pain, nausea, constipation, dry mouth, rash,.

**About Parkinson's disease**

Parkinson's disease is a chronic, progressive, neurodegenerative disorder. The exact cause of Parkinson's disease is unknown, and is believed to be multifactorial, involving genes, environmental factors and aging.

Symptoms include tremors, slowness of movement, stiffness, gait and posture problems. As the disease progresses, symptoms worsen, and the patient will most likely experience motor complications. Ultimately, the disease impairs the patient's ability to function.

The disease, which usually affects people over the age of 50, is estimated to affect some 4 million people worldwide, of which approximately 100,000 are in Canada. In 2005, global sales of drugs to treat Parkinson's disease reached about USD 3 billion.

**About Teva**

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80% of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

*Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to Teva's ability to rapidly integrate Ivax Corporation's operations and achieve expected synergies, Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic product, the impact of consolidation of our distributors and customers, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism or major hostilities, environmental risks, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.*



Teva Pharmaceutical Industries Ltd.          Web Site: www.tevapharm.com

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**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By:                                    /s/  Dan Suesskind
                                       Name: Dan Suesskind
                                       Title: Chief Financial Officer

Date: August 21, 2006